SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

06050469

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SEC MAIL PROCESSING SECTION RECEIVED NOV 29 2006 WASH, D.C. 213

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 51087

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/05 (MM/DD/YY) AND ENDING 09/30/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Southeast Investor Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

34 BROAD STREET
(No. and Street)

CHARLESTON (City) SC (State) 29401-3004 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
MARK G. ENDRES 843-529-5820
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG
(Name – *if individual, state last, first, middle name*)

SUITE 1200 150 FAYETTEVILLE STREET MALL (Address) RALEIGH (City) NC (State) 27601 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
DEC 28 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Mark G. Endres, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Southeast Investor Services, Inc, as of September 30th, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[signature]
Signature

Chief Financial Officer
Title

Melinda B. Meyer
Notary Public Commission expires 4.17.2013

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

FIRST SOUTHEAST INVESTOR SERVICES, INC.

(A Wholly Owned Subsidiary of First Financial Holdings, Inc.)

Financial Statements and Supplemental Schedules

September 30, 2006 and 2005

(With Independent Auditors' Report Thereon)

KPMG LLP
Suite 1200
150 Fayetteville Street
PO Box 29543
Raleigh, NC 27626-0543

Independent Auditors' Report

Board of Directors
First Southeast Investor Services, Inc.:

We have audited the accompanying balance sheets of First Southeast Investor Services, Inc. (a wholly owned subsidiary of First Financial Holdings, Inc.) as of September 30, 2006 and 2005 and the related statements of income, stockholder's equity and comprehensive income, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Southeast Investor Services, Inc. as of September 30, 2006 and 2005, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

November 21, 2006

FIRST SOUTHEAST INVESTOR SERVICES, INC.
(A Wholly Owned Subsidiary of First Financial Holdings, Inc.)

Balance Sheets

September 30, 2006 and 2005

Assets		**2006**	**2005**
Cash and cash equivalents	$	480,329	310,388
Certificates of deposit		300,000	603,155
Investment securities available for sale, at fair value		366,365	321,781
Mortgage-backed securities available for sale, at fair value		71,328	104,935
Commissions receivable		114,674	156,410
Other assets		36,787	48,817
Total assets	$	1,369,483	1,545,486
Liabilities and Stockholder's Equity			
Liabilities:			
Accounts payable to clearing broker	$	5,689	5,095
Income tax payable		108,380	96,753
Commissions payable		81,488	78,615
Employee benefits payable		59,238	59,564
Accrued expenses and other liabilities		33,694	18,295
Total liabilities		288,489	258,322
Stockholder's equity:			
Common stock $10 par value. Authorized 50,000 shares; issued and outstanding 36,000 shares		360,000	360,000
Retained earnings		700,799	928,724
Accumulated other comprehensive income (loss)		20,195	(1,560)
Total stockholder's equity		1,080,994	1,287,164
Total liabilities and stockholder's equity	$	1,369,483	1,545,486

See accompanying notes to financial statements.

FIRST SOUTHEAST INVESTOR SERVICES, INC.
(A Wholly Owned Subsidiary of First Financial Holdings, Inc.)

Statements of Income

Years ended September 30, 2006 and 2005

		2006	2005
Revenue:			
Commissions	$	2,776,248	2,648,893
Interest		39,707	25,470
		2,815,955	2,674,363
Expenses:			
Salaries and benefits		2,062,621	1,756,648
Occupancy and equipment		60,137	46,434
Fees to clearing brokers		51,946	44,221
Travel		47,669	51,772
Supplies		52,503	47,011
Telephone		22,365	17,736
Professional fees		31,880	22,634
Management fee to related parties		17,424	26,339
Revenue sharing expense		69,449	67,246
Other operating expense		116,591	91,381
		2,532,585	2,171,422
Income before income taxes		283,370	502,941
Income tax expense		114,624	201,161
Net income	$	168,746	301,780

See accompanying notes to financial statements.

FIRST SOUTHEAST INVESTOR SERVICES, INC

(A Wholly Owned Subsidiary of First Financial Holdings, Inc.)

Statements of Stockholder's Equity and Comprehensive Income

Years ended September 30, 2006 and 2005

	Number of shares	Common stock	Retained earnings	Accumulated other comprehensive income	Total stockholder's equity
Balance, September 30, 2004	36,000	$ 360,000	626,944	3,594	990,538
Net income	—	—	301,780	—	301,780
Other comprehensive income:					
Unrealized net loss on securities available for sale, net of income tax	—	—	—	(5,154)	(5,154)
Total comprehensive income					296,626
Balance, September 30, 2005	36,000	360,000	928,724	(1,560)	1,287,164
Net income	—	—	168,746	—	168,746
Other comprehensive income:					
Unrealized net gain on securities available for sale, net of income tax	—	—	—	21,755	21,755
Total comprehensive income					190,501
Cash dividend paid	—	—	(400,000)	—	(400,000)
Stock option tax benefit	—	—	3,329	—	3,329
					(206,170)
Balance, September 30, 2006	36,000	$ 360,000	700,799	20,195	1,080,994

See accompanying notes to financial statements.

FIRST SOUTHEAST INVESTOR SERVICES, INC.
(A Wholly Owned Subsidiary of First Financial Holdings, Inc.)

Statements of Cash Flows

Years ended September 30, 2006 and 2005

		2006	2005
Cash flows from operating activities:			
Net income	$	168,746	301,780
Adjustments to reconcile net income to net cash provided by operating activities:			
Amortization of unearned discounts/premiums on investments, net		851	1,171
Deferred income tax benefit		(5,978)	(14,376)
Decrease (increase) in commissions receivable		41,736	(44,113)
Decrease (increase) in other assets		4,674	(2,419)
Increase in accounts payable to clearing broker		594	1,743
Increase in income tax payable		14,956	95,074
Increase in commissions payable		2,873	13,593
(Decrease) increase in employee benefits payable		(326)	35,564
Increase (decrease) in accrued expenses and other liabilities		15,399	(18,118)
Net cash provided by operating activities		243,525	369,899
Cash flows from investing activities:			
Purchases of investment securities available for sale		(8,100)	(303,073)
Purchases of certificates of deposit		—	(600,001)
Maturities of certificates of deposit		303,155	400,000
Repayments on mortgage-backed securities available for sale		31,361	36,283
Net cash provided by (used in) investing activities		326,416	(466,791)
Cash flows from financing activities:			
Dividends paid		(400,000)	—
Net cash (used in) financing activities		(400,000)	—
Net increase (decrease) in cash and cash equivalents		169,941	(96,892)
Cash and cash equivalents at beginning of year		310,388	404,888
Cash and cash equivalents at end of year	$	480,329	307,996
Supplemental disclosures of cash flow information:			
Cash paid during the period for:			
Income taxes	$	107,558	118,021
Supplemental disclosures of noncash investing and financing activities:			
Unrealized net gain (loss) on securities available for sale, net of income tax	$	21,755	(5,154)
Other tax benefit		3,329	—

See accompanying notes to financial statements.

(1) Organization

On December 11, 1997, First Southeast Investor Services, Inc. (FSIS) was organized as a South Carolina corporation. FSIS became a wholly owned subsidiary of First Financial Holdings, Inc. (Parent or First Financial) through the issuance of 25,000 shares of $10 par value common stock. In 1999 and 2000 an additional 10,000 and 1,000 shares of $10 par value common stock were issued to the Parent, respectively. The Parent is a savings and loan holding company headquartered in Charleston, South Carolina which owns and operates First Federal Savings and Loan Association of Charleston (First Federal).

FSIS became a registered broker/dealer with the National Association of Securities Dealers, Inc. (NASD) on November 24, 1998, making it subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1) (the Rule), which requires that a defined minimum net capital be maintained, and the ratio of aggregate indebtedness to net capital, as defined by the Rule, not exceed certain levels. FSIS began operations as an introducing broker/dealer on February 1, 1999. As an introducing broker/dealer, FSIS sells stocks, bonds and certain insurance products through another broker/dealer (the "clearing broker"). All trades clear through the clearing broker, not through FSIS.

(2) Summary of Significant Accounting and Reporting Policies

The accounting and reporting policies of FSIS are in accordance with accounting principles generally accepted in the United States of America and conform to the rules and regulations of the Securities and Exchange Commission (SEC) and NASD for registered broker/dealers in securities. The more significant of these policies used in preparing FSIS's financial statements are described in this summary.

(a) Cash and Cash Equivalents

Cash and cash equivalents include cash, which is held in a non-interest bearing demand deposit account and an interest bearing transaction account at First Federal and money market accounts held at nonaffiliated companies.

(b) U.S. Agencies, Mortgage-backed Securities and Equity Securities

U.S. Agencies, mortgage-backed securities and equity securities are accounted for in accordance with Statement of Financial Accounting Standards (SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities". Investments are classified into three categories as follows: (1) Held to Maturity - debt securities that the Company has the positive intent and ability to hold to maturity, which are reported at amortized cost; (2) Trading - debt and equity securities that are bought and held principally for the purpose of selling them in the near term, which are reported at fair value, with unrealized gains and losses included in earnings and (3) Available for Sale - debt and equity securities that may be sold under certain conditions, which are reported at fair value, with unrealized gains and losses excluded from earnings and reported as a separate component of stockholder's equity, net of income taxes. All U.S. Agencies, mortgage-backed securities and equity securities held by FSIS are classified as available for sale, and interest income is recorded in other income.

The Company determines U.S. Agencies, mortgage-backed securities and equity securities classification at the time of purchase. Premiums and discounts on securities are accreted or amortized

as an adjustment to income over the estimated life of the security using a method which approximates a level yield.

Unrealized losses on securities, reflecting a decline in value judged by the Company to be other than temporary, are charged to income in the consolidated statements of operations. The cost basis of securities sold is determined by specific identification. Purchases and sales of securities are recorded on a trade date basis. The fair value of securities is based on quoted market prices or dealer quotes.

(c) ***Comprehensive Income***

SFAS No. 130, *Reporting Comprehensive Income*, establishes standards for the reporting and presentation of comprehensive income and its components in a full set of financial statements. Comprehensive income includes all nonowner changes in equity during a period and is divided into two broad classifications: net income (loss) and other comprehensive income (OCI). OCI includes revenue, expenses, gains, and losses that are excluded from earnings under generally accepted accounting principles. Comprehensive income consists of net income and net unrealized gains and losses on securities and is presented in the statements of stockholder's equity and comprehensive income.

The Company's "other comprehensive income" for the year ended September 30, 2006 and 2005 and "accumulated other comprehensive income" as of September 30, 2006 and 2005 are comprised of unrealized gains and losses on certain investments in debt securities and equity securities.

(d) ***Income Taxes***

FSIS is included in the consolidated Federal income tax return of its Parent. FSIS is also included in the consolidated South Carolina income tax return of its Parent and its other nonbanking subsidiaries. The tax sharing agreement with the Parent provides for FSIS to compute its current taxes on a separate return basis, and allows FSIS to reduce its current federal and state income taxes to the extent of available net operating loss (NOL) carryforwards of its Parent and its subsidiaries.

FSIS uses statement of Financial Accounting Standards No. 109, *Accounting for Income Taxes*, which requires accounting for income taxes using the asset and liability method. Under the asset and liability method of Statement 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

(e) ***Commission Revenue***

Commissions earned on sales and purchases of securities for customers are recorded on a trade date basis.

(f) *Use of Estimates in Preparation of Financial Statements*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(g) *Reclassifications*

Certain prior year balances have been reclassified to conform to current year presentation. These reclassifications had no impact on stockholder's equity or net income as previously reported.

(3) Investment and Mortgage-Backed Securities Available for Sale

The amortized cost, gross unrealized gains, gross unrealized losses and fair value of investment securities available for sale are as follows:

	September 30, 2006			
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
U.S. Agency Securities				
FHLB, matures in 2007	$ 300,185	—	(3,372)	$ 296,813
Mortgage-backed securities:				
FNMA, matures in 2012	70,836	492	—	71,328
Equity Securities				
NASDAQ Stock	34,100	35,452	—	69,552
Total	$ 405,121	35,944	(3,372)	$ 437,693

	September 30, 2005			
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
U.S. Agency Securities				
FHLB, matures in 2007	$ 300,488	—	(4,707)	$ 295,781
Mortgage-backed securities:				
FNMA, matures in 2012	102,745	2,190	—	104,935
NASDAQ Stock	26,000	—	—	26,000
Total	$ 429,233	2,190	(4,707)	$ 426,716

All of the unrealized losses have duration of greater than twelve months.

(Continued)

(4) Income Taxes

The components of income tax expense (benefit) are as follows for the years ended September 30:

		2006	2005
Current:			
Federal	$	103,337	187,362
State		17,265	28,175
		120,602	215,537
Deferred:			
Federal		(3,697)	(12,497)
State		(2,281)	(1,879)
		(5,978)	(14,376)
	$	114,624	201,161

The income tax expense for the periods presented differed from the amount computed by applying the statutory federal income tax rate of 35.0% to income before income taxes because of the following:

		2006	2005
Expected federal income tax expense	$	99,180	176,029
State taxes, net of benefit		9,739	17,092
Nondeductible expenses		5,705	8,040
Total	$	114,624	201,161

Deferred income taxes result primarily from differences in financial and income tax reporting of certain deferred compensation and prepaid expenses. The net deferred tax asset is $9,459 and $14,902 at September 30, 2006 and 2005, respectively. A portion of the change in net deferred tax assets relates to unrealized gain on securities available for sale. The related current period tax expense of $13,334 has been recorded directly to stockholder's equity. The balance of the change in the net deferred tax asset results from current period deferred tax benefit of $5,978. There was no valuation allowance for deferred tax assets as of September 30, 2006 and 2005. It is management's belief that realization of the deferred tax asset is more likely than not.

(5) Transactions with Related Parties

Expenses are allocated under various methods determined by FSIS, First Financial, and First Federal. These expenses are subject to change. Management fees, occupancy and equipment, and miscellaneous fees paid by FSIS to related parties for the years ended September 30, 2006 and 2005 were $94,800 and $83,675 respectively.

At September 30, 2006 and 2005, FSIS cash of $399,830 and $262,926 respectively, was held in a non-interest bearing demand deposit and interest bearing transaction accounts at First Federal.

(6) Parent Employee Benefit Plans

The Parent has established the Sharing Thrift Plan which includes a deferred compensation plan (401(k)) for all full-time and certain part-time employees. The Plan permits eligible participants to contribute a maximum of 15% of their annual salary (not to exceed limitations prescribed by law). Part-time employees who work at least 1,000 hours in a calendar year may also contribute to the Plan. The Company will match the employee's contribution up to 5% of the employee's salary based on the attainment of certain profit goals.

FSIS's matching contribution charged to expense for the years ended September 30, 2006 and 2005, was $56,585 and $53,726, respectively, and is included in salaries and benefits expense in the statement of income.

The Plan also provides that all employees who have completed a year of service with the Parent in which they have worked at least 1,000 hours are entitled to receive a quarterly profit sharing contribution of 0% to 100% of 6% of their base pay during such quarter depending upon the amount of each subsidiary's return on equity for that quarter. The Plan provides that regardless of the return on equity each eligible employee will receive a profit sharing contribution equal to at least 1% of his or her base compensation on an annual basis. Employees become vested in profit sharing contributions made to their accounts over a seven-year period or upon their earlier death, disability, or retirement at age 65 or over. Employees are able to direct the investment of profit sharing contributions made to their accounts to any of the Plan's investment funds. Profit sharing contributions to the Plan by FSIS on behalf of participants during 2006 and 2005 totaled $54,787 and $36,393, respectively, for FSIS employees. This is included in salaries and benefits expense in the statement of income.

(7) Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital, defined as $250,000, and requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 8 to 1.

At September 30, 2006, FSIS had net capital for regulatory purposes of $757,216. This was $507,216 in excess of its required net capital of $250,000. The Company's ratio of aggregate indebtedness to net capital was 0.38 to 1 at September 30, 2006 which is less than the maximum of 8 to 1.

(8) Reconciliation with Focus Report

The following is a reconciliation of net income in the financial statements to the fiscal years 2006 and 2005 Focus Report Form 17A-5, Part II which is filed quarterly.

		2006	2005
Net income per financial statements	$	168,746	301,780
Add other comprehensive income (loss)		21,755	(5,154)
Net income per Focus Reports	$	190,501	296,626

FIRST SOUTHEAST INVESTOR SERVICES, INC.

(A Wholly Owned Subsidiary of First Financial Holdings, Inc.)

Computation of Aggregate Indebtedness and Net Capital

Pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934

September 30, 2006 and 2005

		2006	2005
Aggregate indebtedness:			
Accounts payable and accrued liabilities	$	288,489	258,322
Net capital:			
Total stockholder's equity		1,080,994	1,287,164
Less nonallowable assets:			
Investment in and receivable from affiliates		167,626	161,155
Excess cash held at affiliate		21,155	—
Commissions receivable from fixed annuities		82,316	111,865
Accounts receivable		19,239	40,065
Prepaid expenses		17,188	17,743
Haircuts on securities		16,254	10,113
Net capital		757,216	946,223
Capital requirement		250,000	250,000
Net capital excess	$	507,216	696,223
Ratio aggregate indebtedness to net capital		0.38 to 1	0.27 to 1

The 2006 and 2005 computations do not differ from the Company's computation, as shown in its Focus Report Form X-17A-5, Part II-A (as amended) dated September 30, 2006 and 2005.

Schedule 2

FIRST SOUTHEAST INVESTOR SERVICES, INC.
(A Wholly Owned Subsidiary of First Financial Holdings, Inc.)

Computation of Aggregate Indebtedness and Net Capital

Pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934

September 30, 2006 and 2005

FSIS is subject to the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934. FSIS does not hold customer cash or securities. Checks are received in the name of FSIS and are immediately restrictively endorsed and deposited in a Pershing, LLC bank account held at First Federal. Securities received are forwarded overnight to UVEST Investment Securities. FSIS fully introduces brokerage accounts to Pershing, LLC and FSIS does not have balances which would be included in a reserve computation. Therefore, the reserve requirement under Rule 15c3-3 was $250,000 at September 30, 2006 and 2005.

The above computation does not differ from FSIS's computation, as shown in its Focus Report Form X-17A-5, Part II-A (as amended), dated September 30, 2006 and 2005.